April 9, 2008
Via EDGAR
Tim Buchmiller
Division of Corporation Finance
Securities and Exchange Commission
Station Place
Mail Stop 3561
100 F Street, N.E.
Washington, DC 20549
Re:	AMDL, Inc. Registration Statement on Form S-3 File No. 333-149412
Dear Mr. Buchmiller:
On April 7, 2008, AMDL, Inc., (the “Company”) filed a request for acceleration of the effective date of its Registration Statement on Form S-3 (Commission File No. 333-149412) (the “Registration Statement”), pursuant to Rule 461 under the Securities Act of 1933, for Wednesday, April 9, 2008, at 10:00 A.M., Eastern Daylight Time, or as soon as practicable thereafter. The Company hereby withdraws such request for acceleration. Please note that the Company will file a request for acceleration at a later date.
Thank you for your attention to this matter. If you have any questions, please contact the undersigned at (714) 505-4461.
Very truly yours,
/s/ Akio Ariura
Akio Ariura
Chief Financial Officer
AMDL, Inc
2492 Walnut Ave., Suite 100, Tustin, CA 92780
Phone 714.505.4460     Fax 714.505.4464
Web site: http://www.amdl.com    E-mail address: info@amdl.com